VIA EDGAR AND FACSIMILE

October 15, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director, Division of Corporation Finance

Re: Artesian Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 7, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed August 6, 2010
File No. 000-18516

Dear Mr. Owings:

This letter sets forth Artesian Resources Corporation’s (the “Company”) responses to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Ms. Dian C. Taylor, dated October 6, 2010, with respect to the above referenced filings.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 65

1.
We note your response to comment three in our letter dated August 31, 2010, including your revised disclosure that your disclosure controls and procedures were effective to provide reasonable assurance of achieving their objectives.  However, it does not appear that you have revised your proposed disclosure to clarify, if true, that your disclosure controls and procedures also were designed to provide reasonable assurance of achieving their objectives.  Please revise your proposed disclosure accordingly.  In addition, please confirm supplementally that your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives for the time period covered by the Form 10-K, for fiscal year ended December 31, 2009.

The Company confirms that our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives for the time period covered by the Company’s Form 10-K for the fiscal year ended December 31, 2009.

The Company will comply with this comment in future filings by including the following revised disclosure in the description of controls and procedures:

(a)  Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.  Based upon that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were designed to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  In addition, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective to achieve the foregoing objectives.  A control system cannot provide absolute assurance, however, that the objectives of the control system are met and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Securities and Exchange Commission
October 15, 2010

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82

2.
We note your response to comment nine in our letter date August 31, 2010.  However, disclosure is required under Item 404(b) of Regulation S-K even in the event a registrant is not required to report any transactions under Item 404(a) of Regulation S-K.  Accordingly, please revise your disclosure to include the information required by Item 404(b) of Regulation S-K.  For further guidance, refer to Question 130.06 of the Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

The Company advises the Staff that its Audit Committee reviews and approves all related party transactions.  The Company will comply with this comment in future filings by including the following disclosure under Item 13. Certain Relationships and Related Transactions, and Director Independence:

Review and Approval of Transactions with Related Persons

As set forth in the Company’s Audit Committee Charter, the Audit Committee is responsible for reviewing and, if appropriate, approving all related-party transactions between us and any officer, director or 5% or greater stockholder that would potentially require disclosure.  We expect that any transactions in which related persons have a direct or indirect interest will be presented to the Audit Committee for review and approval.  While neither the Audit Committee nor the Board have adopted a written policy regarding related-party transactions, the Audit Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company.  In addition, the Audit Committee makes inquiries to our management and our auditors when reviewing such transactions.

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 302-453-6911 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Dian C. Taylor
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Dian C. Taylor
Chief Executive Officer